Exhibit 99.3

ASML - Summary US GAAP Consolidated Statements of Operations

	Three months ended,		Nine months ended,
	Oct 2,	Oct 1,	Oct 2,	Oct 1,
(unaudited, in millions €, except per share data)	2022	2023	2022	2023

Net system sales	4,254.7	5,308.2	10,682.4	16,256.1
Net service and field option sales	1,523.6	1,364.8	4,060.8	4,065.4
Total net sales	5,778.3	6,673.0	14,743.2	20,321.5

Total cost of sales	(2,784.6)	(3,211.4)	(7,354.0)	(9,902.7)
Gross profit	2,993.7	3,461.6	7,389.2	10,418.8

Research and development costs	(819.4)	(991.4)	(2,347.2)	(2,939.3)
Selling, general and administrative costs	(235.8)	(287.8)	(665.5)	(829.1)
Income from operations	1,938.5	2,182.4	4,376.5	6,650.4

Interest and other, net	(15.1)	7.1	(41.5)	36.0
Income before income taxes	1,923.4	2,189.5	4,335.0	6,686.4

Income tax expense	(252.0)	(343.7)	(612.6)	(1,050.2)
Income after income taxes	1,671.4	1,845.8	3,722.4	5,636.2

Profit related to equity method investments	30.1	47.6	85.3	154.7
Net income	1,701.5	1,893.4	3,807.7	5,790.9

Basic net income per ordinary share	4.29	4.81	9.53	14.71
Diluted net income per ordinary share	4.29	4.81	9.52	14.70

Weighted average number of ordinary shares used in computing per share amounts (in millions):
Basic	396.2	393.4	399.6	393.8
Diluted	396.6	393.7	399.9	394.0

ASML - Ratios and Other Data

	Three months ended,		Nine months ended,
	Oct 2,	Oct 1,	Oct 2,	Oct 1,
(unaudited, in millions €, except otherwise indicated)	2022	2023	2022	2023

Gross profit as a percentage of net sales	51.8%	51.9%	50.1%	51.3%
Income from operations as a percentage of net sales	33.5%	32.7%	29.7%	32.7%
Net income as a percentage of net sales	29.4%	28.4%	25.8%	28.5%
Income taxes as a percentage of income before income taxes	13.1%	15.7%	14.1%	15.7%
Shareholders’ equity as a percentage of total assets	24.3%	32.0%	24.3%	32.0%
Sales of lithography systems (in units) [1]	86	112	239	325
Value of booked systems [2]	8,920	2,602	24,358	10,854
Number of payroll employees in FTEs	34,720	39,850	34,720	39,850
Number of temporary employees in FTEs	2,875	2,416	2,875	2,416

1. Lithography systems do not include metrology and inspection systems.
2. Net bookings include all system sales orders and inflation related adjustments, for which written authorizations have been accepted.

ASML - Summary US GAAP Consolidated Balance Sheets

	Dec 31,	Oct 1,
(unaudited, in millions €)	2022	2023

ASSETS
Cash and cash equivalents	7,268.3	4,975.5
Short-term investments	107.7	5.4
Accounts receivable, net	5,323.8	3,910.5
Finance receivables, net	1,356.7	1,348.2
Current tax assets	33.4	854.3
Contract assets	131.9	266.5
Inventories, net	7,199.7	8,378.5
Other assets	1,643.4	1,916.8
Total current assets	23,064.9	21,655.7

Finance receivables, net	—	423.4
Deferred tax assets	1,672.8	1,827.4
Loan receivable	364.4	920.7
Other assets	739.8	859.2
Equity method investments	923.6	1,094.3
Goodwill	4,555.6	4,582.6
Other intangible assets, net	842.4	756.6
Property, plant and equipment, net	3,944.2	5,093.2
Right-of-use assets	192.7	300.4
Total non-current assets	13,235.5	15,857.8

Total assets	36,300.4	37,513.5

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	17,983.6	16,309.5
Total current liabilities	17,983.6	16,309.5

Long-term debt	3,514.2	4,522.3
Deferred and other tax liabilities	267.0	380.4
Contract liabilities	5,269.9	3,826.0
Accrued and other liabilities	454.9	480.4
Total non-current liabilities	9,506.0	9,209.1

Total liabilities	27,489.6	25,518.6

Total shareholders’ equity	8,810.8	11,994.9
Total liabilities and shareholders’ equity	36,300.4	37,513.5

ASML - Summary US GAAP Consolidated Statements of Cash Flows

	Three months ended,		Nine months ended,
	Oct 2,	Oct 1,	Oct 2,	Oct 1,
(unaudited, in millions €)	2022	2023	2022	2023

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	1,701.5	1,893.4	3,807.7	5,790.9

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	137.9	176.2	400.4	527.7
Impairment and loss (gain) on disposal	13.2	20.4	25.6	27.5
Share-based compensation expense	22.5	41.5	47.9	93.2
Inventory reserves	81.8	102.3	207.2	274.6
Deferred tax expense (benefit)	(340.8)	(138.9)	(475.2)	(84.7)
Equity method investments	(36.8)	(53.8)	(105.5)	(171.5)
Changes in assets and liabilities	(409.8)	(913.0)	(771.8)	(4,211.3)
Net cash provided by (used in) operating activities	1,169.5	1,128.1	3,136.3	2,246.4

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(356.6)	(501.8)	(828.2)	(1,571.6)
Purchase of intangible assets	(7.7)	(8.3)	(25.2)	(22.3)
Purchase of short-term investments	(104.1)	(3.9)	(330.1)	(22.6)
Maturity of short-term investments	199.5	3.6	758.6	124.7
Loans issued and other investments	(240.0)	(553.0)	(240.0)	(553.0)
Acquisition of subsidiaries (net of cash acquired)	—	(27.6)	—	(27.6)
Net cash provided by (used in) investing activities	(508.9)	(1,091.0)	(664.9)	(2,072.4)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	(543.5)	(570.4)	(2,018.7)	(1,777.5)
Purchase of treasury shares	(1,087.9)	(111.1)	(4,304.7)	(1,000.0)
Net proceeds from issuance of shares	19.9	25.7	62.9	73.5
Net proceeds from issuance of notes, net of issuance costs	—	—	495.6	997.8
Repayment of debt and finance lease obligations	(1.2)	(750.4)	(515.4)	(752.6)
Net cash provided by (used in) financing activities	(1,612.7)	(1,406.2)	(6,280.3)	(2,458.8)

Net cash flows	(952.1)	(1,369.1)	(3,808.9)	(2,284.8)

Effect of changes in exchange rates on cash	8.4	3.3	9.9	(8.0)
Net increase (decrease) in cash and cash equivalents	(943.7)	(1,365.8)	(3,799.0)	(2,292.8)

Cash and cash equivalents at beginning of the period	4,096.5	6,341.3	6,951.8	7,268.3
Cash and cash equivalents at end of the period	3,152.8	4,975.5	3,152.8	4,975.5

ASML - Quarterly Summary US GAAP Consolidated Statements of Operations

	Three months ended,
	Oct 2,	Dec 31,	Apr 2,	July 2,	Oct 1,
(unaudited, in millions €, except per share data)	2022	2022	2023	2023	2023

Net system sales	4,254.7	4,747.9	5,341.8	5,606.1	5,308.2
Net service and field option sales	1,523.6	1,682.3	1,404.4	1,296.2	1,364.8
Total net sales	5,778.3	6,430.2	6,746.2	6,902.3	6,673.0

Total cost of sales	(2,784.6)	(3,119.3)	(3,333.0)	(3,358.3)	(3,211.4)
Gross profit	2,993.7	3,310.9	3,413.2	3,544.0	3,461.6

Research and development costs	(819.4)	(906.3)	(947.9)	(999.9)	(991.4)
Selling, general and administrative costs	(235.8)	(280.4)	(260.3)	(281.1)	(287.8)
Income from operations	1,938.5	2,124.2	2,205.0	2,263.0	2,182.4

Interest and other, net	(15.1)	(3.1)	12.2	16.7	7.1
Income before income taxes	1,923.4	2,121.1	2,217.2	2,279.7	2,189.5

Benefit from (provision for) income taxes	(252.0)	(357.3)	(302.6)	(403.9)	(343.7)
Income after income taxes	1,671.4	1,763.8	1,914.6	1,875.8	1,845.8

Profit related to equity method investments	30.1	52.7	41.2	65.9	47.6
Net income	1,701.5	1,816.5	1,955.8	1,941.7	1,893.4

Basic net income per ordinary share	4.29	4.60	4.96	4.93	4.81
Diluted net income per ordinary share	4.29	4.60	4.95	4.93	4.81

Weighted average number of ordinary shares used in computing per share amounts (in millions):
Basic	396.2	394.9	394.5	393.8	393.4
Diluted	396.6	395.2	394.8	394.0	393.7

ASML - Quarterly Summary Ratios and other data

	Oct 2,	Dec 31,	Apr 2,	July 2,	Oct 1,
(unaudited, in millions €, except otherwise indicated)	2022	2022	2023	2023	2023

Gross profit as a percentage of net sales	51.8%	51.5%	50.6%	51.3%	51.9%
Income from operations as a percentage of net sales	33.5%	33.0%	32.7%	32.8%	32.7%
Net income as a percentage of net sales	29.4%	28.2%	29.0%	28.1%	28.4%
Income taxes as a percentage of income before income taxes	13.1%	16.8%	13.6%	17.7%	15.7%
Shareholders’ equity as a percentage of total assets	24.3%	24.3%	27.8%	28.7%	32.0%
Sales of lithography systems (in units) [1]	86	106	100	113	112
Value of booked systems [2]	8,920	6,316	3,752	4,500	2,602
Number of payroll employees in FTEs	34,720	36,112	37,704	38,866	39,850
Number of temporary employees in FTEs	2,875	2,974	2,816	2,676	2,416

1. Lithography systems do not include metrology and inspection systems.
2. Net bookings include all system sales orders and inflation related adjustments, for which written authorizations have been accepted.

ASML - Quarterly Summary US GAAP Consolidated Balance Sheets

	Oct 2,	Dec 31,	Apr 2,	July 2,	Oct 1,
(unaudited, in millions €)	2022	2022	2023	2023	2023

ASSETS
Cash and cash equivalents	3,152.8	7,268.3	6,647.7	6,341.3	4,975.5
Short-term investments	210.0	107.7	4.8	5.1	5.4
Accounts receivable, net	5,840.2	5,323.8	3,454.7	3,963.6	3,910.5
Finance receivables, net	1,399.4	1,356.7	1,349.2	1,650.8	1,348.2
Current tax assets	305.6	33.4	253.6	595.8	854.3
Contract assets	276.9	131.9	236.4	191.9	266.5
Inventories, net	6,884.0	7,199.7	7,392.0	7,734.4	8,378.5
Other assets	1,657.5	1,643.4	1,722.4	1,915.3	1,916.8
Total current assets	19,726.4	23,064.9	21,060.8	22,398.2	21,655.7

Finance receivables, net	174.9	—	58.3	71.7	423.4
Deferred tax assets	1,599.6	1,672.8	1,667.4	1,679.1	1,827.4
Loan receivable	364.4	364.4	364.4	364.4	920.7
Other assets	745.2	739.8	1,012.8	996.3	859.2
Equity method investments	998.7	923.6	969.6	1,040.4	1,094.3
Goodwill	4,555.6	4,555.6	4,555.6	4,555.6	4,582.6
Other intangible assets, net	870.1	842.4	813.7	789.2	756.6
Property, plant and equipment, net	3,561.7	3,944.2	4,354.8	4,727.9	5,093.2
Right-of-use assets	206.9	192.7	290.2	305.7	300.4
Total non-current assets	13,077.1	13,235.5	14,086.8	14,530.3	15,857.8

Total assets	32,803.5	36,300.4	35,147.6	36,928.5	37,513.5

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	15,668.6	17,983.6	16,948.1	16,754.3	16,309.5
Total current liabilities	15,668.6	17,983.6	16,948.1	16,754.3	16,309.5

Long-term debt	3,503.1	3,514.2	3,536.0	4,517.8	4,522.3
Deferred and other tax liabilities	283.0	267.0	293.0	372.8	380.4
Contract liabilities	4,918.6	5,269.9	4,147.4	4,205.3	3,826.0
Accrued and other liabilities	475.1	454.9	436.8	473.4	480.4
Total non-current liabilities	9,179.8	9,506.0	8,413.2	9,569.3	9,209.1

Total liabilities	24,848.4	27,489.6	25,361.3	26,323.6	25,518.6

Total shareholders’ equity	7,955.1	8,810.8	9,786.3	10,604.9	11,994.9
Total liabilities and shareholders’ equity	32,803.5	36,300.4	35,147.6	36,928.5	37,513.5

ASML - Quarterly Summary US GAAP Consolidated Statements of Cash Flows

	Three months ended,
	Oct 2,	Dec 31,	Apr 2,	July 2,	Oct 1,
(unaudited, in millions €)	2022	2022	2023	2023	2023

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	1,701.5	1,816.5	1,955.8	1,941.7	1,893.4

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	137.9	183.2	170.3	181.2	176.2
Impairment and loss (gain) on disposal	13.2	13.7	3.2	3.9	20.4
Share-based compensation expense	22.5	21.0	18.3	33.4	41.5
Inventory reserves	81.8	71.3	81.7	90.6	102.3
Deferred tax expense (benefit)	(340.8)	(89.0)	12.7	41.5	(138.9)
Equity method investments	(36.8)	120.8	(46.8)	(70.9)	(53.8)
Changes in assets and liabilities	(409.8)	3,213.0	(1,461.6)	(1,836.7)	(913.0)
Net cash provided by (used in) operating activities	1,169.5	5,350.5	733.6	384.7	1,128.1

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(356.6)	(453.6)	(532.0)	(537.8)	(501.8)
Purchase of intangible assets	(7.7)	(12.3)	(7.4)	(6.6)	(8.3)
Purchase of short-term investments	(104.1)	(4.2)	(18.2)	(0.5)	(3.9)
Maturity of short-term investments	199.5	106.1	121.1	—	3.6
Loans issued and other investments	(240.0)	—	—	—	(553.0)
Acquisition of subsidiaries (net of cash acquired)	—	—	—	—	(27.6)
Net cash provided by (used in) investing activities	(508.9)	(364.0)	(436.5)	(544.9)	(1,091.0)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	(543.5)	(541.1)	(541.1)	(666.1)	(570.4)
Purchase of treasury shares	(1,087.9)	(335.0)	(396.2)	(492.6)	(111.1)
Net proceeds from issuance of shares	19.9	18.9	22.7	25.1	25.7
Net proceeds from issuance of notes, net of issuance costs	—	—	—	997.8	—
Repayment of debt and finance lease obligations	(1.2)	(0.8)	(1.5)	(0.7)	(750.4)
Net cash provided by (used in) financing activities	(1,612.7)	(858.0)	(916.1)	(136.5)	(1,406.2)

Net cash flows	(952.1)	4,128.5	(619.0)	(296.7)	(1,369.1)

Effect of changes in exchange rates on cash	8.4	(13.0)	(1.6)	(9.7)	3.3
Net increase (decrease) in cash and cash equivalents	(943.7)	4,115.5	(620.6)	(306.4)	(1,365.8)

Cash and cash equivalents at beginning of the period	4,096.5	3,152.8	7,268.3	6,647.7	6,341.3
Cash and cash equivalents at end of the period	3,152.8	7,268.3	6,647.7	6,341.3	4,975.5

Notes to the Summary US GAAP Consolidated Financial Statements

Basis of preparation
The accompanying unaudited Summary Consolidated Financial Statements have been prepared in conformity with the accounting principles generally accepted in the United States of America ("US GAAP").
For further details on our annual disclosure requirements under US GAAP, including our significant accounting policies, these interim unaudited Summary Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and Notes included within our 2022 Annual Report based on US GAAP, which is available on www.asml.com.

Forward Looking Statements
This document and related discussions contain statements that are forward-looking within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements with respect to plans, strategies, expected trends, including trends in the semiconductor industry and end markets and business environment trends including expected demand recovery in the industry and expected timing thereof, demand, utilization, backlog, inventory levels, bookings and orders, outlook and expected financial results, including expected results for Q4 2023, including net sales, gross margin, R&D costs, SG&A costs, expected results for full year 2023, including expected growth in revenue and expected gross margin, estimated annualized effective tax rate and other full year 2023 expectations, expectations with respect to revenue for 2024 and growth in 2025, statements made at our 2022 Investor Day, including revenue and gross margin opportunity for 2025 and 2030, statements with respect to export control policy and regulations and expected impact on us, expectation to return significant amounts of cash through growing dividends and share buybacks, including the amount of shares intended to be repurchased under the program and statements with respect to dividends, statements with respect to our ESG goals and strategy and other non-historical statements. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target”, “future”, “progress”, “goal” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, customer demand and semiconductor equipment industry capacity, worldwide demand for semiconductors and semiconductor manufacturing capacity, utilization and inventory levels, general trends and consumer confidence in the semiconductor industry, the impact of general economic conditions, including the impact of the current macroeconomic uncertainty on the semiconductor industry, the impact of inflation, interest rates, geopolitical developments, the impact of pandemics, performance of our systems, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products, our production capacity and ability to adjust capacity to meet demand, supply chain capacity, constraints and logistics, timely availability of parts and components, raw materials, critical manufacturing equipment and qualified employees, and constraints on our ability to produce systems to meet demand, the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push outs, trade environment, import/export and national security regulations and orders and their impact on us, including the impact of changes in export regulations and the impact of such regulations on our ability to sell our systems to certain customers, changes in exchange and tax rates, available liquidity and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, the number of shares repurchased under our share repurchase programs, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, our ability to meet ESG goals and execute our ESG strategy, other factors that may impact ASML’s financial results, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2022 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.